UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

This Amendment No. 1 amends the Form 6-K (the “Original Form 6-K”), dated August 11, 2016, solely to include Exhibit 101 to the Original Form 6-K in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements formatted in XBRL (eXtensible Business Reporting Language). Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Registration Statement on Form S-3, File No. 333-207443.

EXHIBITS

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
Title:	General Counsel & Secretary

Date: April 14, 2017